Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.
EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 27,	December 28,	December 29,	December 30,	December 25,
Computation of Earnings:	2015	2014	2013	2012	2011

Net income (loss) before income taxes	$1,716	$14,105	$7,275	$21,800	$19,756
Add
Gross Interest Expense	1,399	651	767	977	1,336
Capitalized Interest	—	—	—	—	—
40% of Minimum Rent	8,058	7,481	7,572	6,981	5,816

Earnings as Adjusted	11,173	22,237	15,614	29,758	26,908

Computation of Fixed Charges:
Gross Interest Expense	1,399	651	767	977	1,336
40% of Minimum Rent	8,058	7,481	7,572	6,981	5,816

Fixed Charges	9,457	8,132	8,339	7,958	7,152

Ratios of Earnings to Fixed Charges	1.18	2.73	1.87	3.74	3.76